As filed with the U.S. Securities and Exchange Commission on April 29, 2022

Securities Act File No. 333-220096

Investment Company Act File No. No. 811-23282

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

Registration Statement under the Securities Act of 1933	☒
Pre-Effective Amendment No. __	☐
Post-Effective Amendment No. 8	☒

and/or

Registration Statement under the Investment Company Act of 1940	☒
Amendment No. 9	☒
(Check appropriate box or boxes)

PFM MULTI-MANAGER SERIES TRUST

(Exact Name of Registrant Specified in Charter)

213 Market Street

Harrisburg, Pennsylvania 17101-2141

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (883) 736-6678

The Corporation Trust Company

1209 Orange Street

Wilmington, Delaware 19801

Telephone Number: (302) 658-7581

(Name and Address of Agent for Service)

Copies to:

Jonathan Kopcsik, Esq.	Marc D. Ammaturo
Stradley Ronon Stevens & Young, LLP	PFM Asset Management LLC
2005 Market Street	1735 Market Street, 43rd Floor
Suite 2600	Philadelphia, PA 19103
Philadelphia, Pennsylvania 19103

It is proposed that this filing will become effective (check appropriate box):

☒	Immediately upon filing pursuant to paragraph (b)	☐	On (date) pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)(1)	☐	On (date) pursuant to paragraph (a)(1) of Rule 485
☐	75 days after filing pursuant to paragraph (a)(2)	☐	On (date) pursuant to paragraph (a)(2) of Rule 485

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

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Explanatory Note:

This Post-Effective Amendment No. 8 to the Registration Statement of PFM Multi-Manager Series Trust consists of the following:

1.              Facing Sheet of the Registration Statement

2.              Part C to the Registration Statement

3.              Exhibit (e)(1) to Item 28 to the Registration Statement

This Post-Effective Amendment is being filed solely to file the Distribution Agreement between Registrant and PFM Fund Distributors, Inc. (the “Distributor”), dated December 7, 2021 (Exhibit (e)(1) to Item 28) of this Registration Statement on Form N-1A (“Registration Statement”).

Part A and B of Post-Effective Amendment No. 7 to the Registration Statement filed on January 28, 2022, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”), as amended or supplemented to date pursuant to Rule 497 under the 1933 Act, are incorporated by reference herein.

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PART C – OTHER INFORMATION

Item 28. Exhibits

(a)(1)	Certificate of Trust is incorporated herein by reference to the initial registration statement, filed on August 22, 2017.
(a)(2)	Agreement and Declaration of Trust is incorporated herein by reference to the initial registration statement, filed on August 22, 2017.
(b)	By-Laws of the Registrant is incorporated herein by reference to the initial registration statement, filed on August 22, 2017.
(c)	See Articles III, V, VI, VIII and X of the Registrant’s Agreement and Declaration of Trust, which is incorporated herein by reference to the initial registration statement, filed on August 22, 2017.
See Articles II, VI, VII and VIII of the Registrant’s By-Laws, which is incorporated herein by reference to the initial registration statement, filed on August 22, 2017.
(d)(1)

Investment Management Agreement between Registrant and PFM Asset Management LLC (“PFMAM”) is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Trust’s registration statement filed on December 28, 2017.

(d)(2)

Investment Management Agreement between Registrant and PFM Asset Management LLC (“PFMAM”) dated December 7, 2021 is incorporated herein by reference to Post-Effective Amendment No. 7 to the Trust’s registration statement filed on January 28, 2022.

(d)(3)	Form of Subadvisory Agreement between the Registrant and the Sub-Advisers on behalf of each Fund is incorporated herein by reference to the initial registration statement, filed on August 22, 2017.
(e)(1)	Distribution Agreement between Registrant and PFM Fund Distributors, Inc. (the “Distributor”), dated December 7, 2021 is filed herewith.
(f)	Not applicable.
(g)

Custodian Agreement between Registrant and State Street Bank and Trust Company (“State Street”), is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Trust’s registration statement filed on December 28, 2017.

(h)(1)	Administration Agreement between Registrant and State Street, is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Trust’s registration statement filed on December 28, 2017.
(h)(2)

Transfer Agency and Service Agreement between Registrant and State Street, is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Trust’s registration statement filed on December 28, 2017.

(i)(1)	Share Issuance Opinion of Counsel, is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Trust’s registration statement filed on December 28, 2017.
(i)(2)	Opinion and Consent of Counsel, is incorporated herein by reference to Post-Effective Amendment No. 7 to the Trust’s registration statement filed on January 28, 2022.

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(j)	Consent of independent registered public accounting firm, is incorporated herein by reference to Post-Effective Amendment No. 7 to the Trust’s registration statement filed on January 28, 2022.
(k)	Not applicable.
(l)	Purchase Agreement/Initial Capital Agreement, is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Trust’s registration statement filed on December 28, 2017.
(m)

Distribution and Shareholder Services Plans pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), are incorporated herein by reference to Pre-Effective Amendment No. 1 to the Trust’s registration statement filed on December 28, 2017.

(n)	Multi-Class Plans pursuant to Rule 18f-3 under the 1940 Act, is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Trust’s registration statement filed on December 28, 2017.
(o)	Reserved.
(p)(1)	Code of Ethics for the Registrant, is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Trust’s registration statement filed on December 28, 2017.
(p)(2)	Code of Ethics for the Adviser and the Distributor, is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Trust’s registration statement filed on December 28, 2017.
(p)(3)	Code of Ethics for Acadian Asset Management LLC, is incorporated herein by reference to Post-Effective Amendment No. 7 to the Trust’s registration statement filed on January 28, 2022.
(p)(4)	Code of Ethics for Aristotle Atlantic Partners, LLC, is incorporated herein by reference to Post-Effective Amendment No. 7 to the Trust’s registration statement filed on January 28, 2022.

(p)(5)	Code of Ethics for Aristotle Capital Management, LLC, is incorporated herein by reference to Post-Effective Amendment No. 7 to the Trust’s registration statement filed on January 28, 2022.
(p)(6)	Code of Ethics for Brown Brothers Harriman & Co., is incorporated herein by reference to Pre-Effective Amendment No. 6 to the Trust’s registration statement filed on January 28, 2021.
(p)(7)	Code of Ethics for Champlain Investment Partners, LLC, is incorporated herein by reference to Post-Effective Amendment No. 7 to the Trust’s registration statement filed on January 28, 2022.
(p)(8)	Code of Ethics for Jacobs Levy Equity Management, Inc., is incorporated herein by reference to Post-Effective Amendment No. 2 to the Trust’s registration statement filed on January 28, 2019.
(p)(9)

Code of Ethics for Kayne Anderson Rudnick Investment Management, LLC, is incorporated herein by reference to Post-Effective Amendment No. 7 to the Trust’s registration statement filed on January 28, 2022.

(p)(10)	Code of Ethics for Ninety One North America, Inc., is incorporated herein by reference to Post-Effective Amendment No. 7 to the Trust’s registration statement filed on January 28, 2022.

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(p)(11)	Code of Ethics for Nuance Investments, LLC, is incorporated herein by reference to Post-Effective Amendment No. 7 to the Trust’s registration statement filed on January 28, 2022.
(p)(12)	Code of Ethics for PGIM, Inc., is incorporated herein by reference to Post-Effective Amendment No. 7 to the Trust’s registration statement filed on January 28, 2022.
(p)(13)	Code of Ethics for PineBridge Investments LLC, is incorporated herein by reference to Post-Effective Amendment No. 7 to the Trust’s registration statement filed on January 28, 2022.
(p)(14)

Code of Ethics for Schroder Investment Management North America Inc. is incorporated herein by reference to Post-Effective Amendment No. 6 to the Trust’s registration statement filed on January 28, 2021.

(p)(15)	Code of Ethics for Teachers Advisors, LLC, is incorporated herein by reference to Post-Effective Amendment No. 7 to the Trust’s registration statement filed on January 28, 2022.
(p)(16)	Code of Ethics for Vaughan Nelson Investment Management, L.P., is incorporated herein by reference to Post-Effective Amendment No. 7 to the Trust’s registration statement filed on January 28, 2022.
(p)(17)	Code of Ethics for WCM Investment Management LLC is incorporated herein by reference to Post-Effective Amendment No. 7 to the Trust’s registration statement filed on January 28, 2022.
(q)	Power of Attorney, is incorporated herein by reference to Post-Effective Amendment No. 4 to the Trust’s registration statement filed on January 28, 2020.

ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

No person is directly or indirectly controlled by or under common control with the Registrant.

Additionally, see the “Control Persons and Principal Holders of Securities” section of the Statement of Additional Information (“SAI”) for a list of shareholders who own more than 5% of a specific fund’s outstanding shares and such information is incorporated by reference to this Item.

ITEM 30. INDEMNIFICATION

Under the terms of the Delaware Statutory Trust Act (“DSTA”) and the Registrant’s Agreement and Declaration of Trust (“Declaration of Trust”), no officer or trustee of the Registrant shall have any liability to the Registrant, its shareholders, or any other party for damages, except to the extent such limitation of liability is precluded by Delaware law, the Declaration of Trust or the By-Laws of the Registrant.

Subject to the standards and restrictions set forth in the Declaration of Trust, DSTA, Section 3817, permits a statutory trust to indemnify and hold harmless any trustee, beneficial owner or other person from and against any and all claims and demands whatsoever. DSTA, Section 3803 protects trustees, officers, managers and other employees, when acting in such capacity, from liability to any person other than the Registrant or beneficial owner for any act, omission or obligation of the Registrant or any trustee thereof, except as otherwise provided in the Declaration of Trust.

The Declaration of Trust provides that any person who is or was a Trustee, officer, employee or other agent, including the underwriter, of such Trust shall be liable to the Trust and its shareholders only for (1) any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing, or (2) the person’s own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person (such conduct referred to herein as Disqualifying Conduct) and for nothing else. Except in these instances and to the fullest extent that limitations of liability of agents are permitted by the DSTA, these Agents (as defined in the Declaration of Trust) shall not be responsible or liable for any act or omission of any other Agent of the Trust or any investment adviser or principal underwriter. Moreover, except and to the extent provided in these instances, none of these Agents, when acting in their respective capacity as such, shall be personally liable to any other person, other than such Trust or its shareholders, for any act, omission or obligation of the Trust or any trustee thereof.

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The Trust shall indemnify, out of its property, to the fullest extent permitted under applicable law, any of the persons who was or is a party or is threatened to be made a party to any Proceeding (as defined in the Declaration of Trust) because the person is or was an Agent of the Trust. These persons shall be indemnified against any Expenses (as defined in the Declaration of Trust), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the Proceeding if the person acted in good faith or, in the case of a criminal proceeding, had no reasonable cause to believe that the conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction or plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith or that the person had reasonable cause to believe that the person’s conduct was unlawful. There shall nonetheless be no indemnification for a person’s own Disqualifying Conduct.

Pursuant to Rule 484 under the Securities Act of 1933, as amended, the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.”

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

Any other business, profession, vocation or employment of a substantial nature in which each director or principal officer of the investment adviser and each investment sub-adviser is or has been, at any time during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee are as follows:

PFM Asset Management LLC

PFM Asset Management, LLC (“PFMAM”) serves as the investment adviser for each series of the Trust, and performs investment advisory services for the Trust, institutional investors and individual investors.

See the information concerning PFMAM set forth in the Prospectus and SAI of this Registration Statement.

PFMAM is registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The list required by this Item 31 of directors, officers or partners of PFMAM, together with any information as to any business, profession, vocation or employment of a substantial nature engaged in by such directors, officers or partners during the past two years, is incorporated herein by reference from Schedules B and D of Forms ADV filed by PFMAM (CRD# 122141/SEC# 801-60449) pursuant to the Advisers Act.

Acadian Asset Management LLC

Acadian Asset Management LLC (“Acadian”) is an investment adviser registered with the United States Securities and Exchange Commission. ((IARD No. 106609; SEC File No. 801-28078). Acadian’s principal business address is 260 Franklin Street, Boston, Massachusetts 02110. Acadian’s Board of Managers is comprised of 8 individuals. Of these 8 individuals, 5 are employed by Acadian and have no substantial business activities outside of their employment with Acadian. The remaining 3 members of the Board of Managers are employed with Acadian’s parent company, BrightSphere Affiliate Holdings LLC, and have substantial business activities outside their relationship with Acadian. With respect to Acadian, the response to this Item is incorporated by reference to Acadian Form ADV on file with the SEC.

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Aristotle Atlantic Partners, LLC

Aristotle Atlantic Partners, LLC (“Aristotle Atlantic”) serves as an investment sub-adviser for the Registrant with respect to PFM Multi-Manager International Equity Fund. The principal business address of Aristotle Atlantic is 489 5th Avenue, 10th Floor, New York, NY 10017. With respect to Aristotle, the response to this Item is incorporated by reference to Aristotle Atlantic’s Form ADV on file with the SEC.

Aristotle Capital Management, LLC

Aristotle Capital Management, LLC (“Aristotle Capital”) serves as an investment sub-adviser for the Registrant with respect to PFM Multi-Manager International Equity Fund. The principal business address of Aristotle Capital is 11100 Santa Monica Blvd, Suite 1700, Los Angeles, California, 90025. With respect to Aristotle, the response to this Item is incorporated by reference to Aristotle Capital’s Form ADV on file with the SEC.

Brown Brothers Harriman & Co.

Brown Brothers Harriman & Co. (“Brown Brothers”) serves as an investment sub-adviser for the Registrant with respect to PFM Multi-Manager Fixed-Income Fund. The principal business address of Brown Brothers is 140 Broadway, New York, New York, 10005. With respect to Brown Brothers, the response to this Item is incorporated by reference to Brown Brother’s Form ADV on file with the SEC.

Champlain Investment Partners, LLC

Champlain Investment Partners, LLC (“Champlain”) serves as an investment sub-adviser for the Registrant with respect to PFM Multi-Manager Domestic Equity Fund. The principal business address of Champlain is 180 Battery Street, Suite 400, Burlington, Vermont, 05401. With respect to Champlain, the response to this Item is incorporated by reference to Champlain’s Form ADV on file with the SEC.

Jacobs Levy Equity Management, Inc.

Jacobs Levy Equity Management, Inc. (“Jacobs Levy”) serves as an investment sub-adviser for the Registrant with respect to PFM Multi-Manager Domestic Equity Fund. The principal business address of Jacobs Levy is 100 Campus Drive, 4th Floor East, Florham Park, New Jersey, 07932. With respect to Jacobs Levy, the response to this Item is incorporated by reference to Jacobs Levy’s Form ADV on file with the SEC.

Kayne Anderson Rudnick Investment Management, LLC

Kayne Anderson Rudnick Investment Management, LLC (“KAR”) serves as investment sub-adviser for the Registrant with respect to PFM Multi-Manager International Equity Fund. The principal business address of KAR is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, California 90067. With respect to KAR, the response to this Item is incorporated by reference to KAR’s Form ADV on file with the SEC.

Ninety One North America, Inc.

Ninety One North America, Inc. (“Ninety One”), serves as a Subadvisor to the PFM Multi-Manager International Equity Fund. The principal business address of Ninety One is 65 East 55th Street, 30th floor, New York, NY 10022.With respect to Ninety One, the response to this Item is incorporated by reference to Ninety One’s Form ADV on file with the SEC.

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Nuance Investments, LLC

Nuance Investments, LLC (“Nuance Investments”) serves as an investment sub-adviser for the Registrant with respect to PFM Multi-Manager Domestic Equity Fund. The principal business address of Nuance Investments is 4900 Main Street, Suite 220, Kansas City, Missouri, 64112. With respect to Nuance Investments, the response to this Item is incorporated by reference to Nuance Investments’ Form ADV on file with the SEC.

PGIM, Inc.

PGIM Inc. (“PGIM”) serves as an investment sub-adviser for the Registrant with respect to PFM Multi-Manager Fixed-Income Fund. The principal business address of PGIM is 655 Broad Street, Newark, New Jersey, 07102. With respect to PGIM, the response to this Item is incorporated by reference to PGIM’s Form ADV on file with the SEC.

PineBridge Investments LLC

PineBridge Investments LLC (“PineBridge”) serves as an investment sub-adviser for the Registrant with respect to PFM Multi-Manager Fixed- Income Fund. The principal business address of PineBridge is Park Avenue Tower, 65 E 55th Street, New York, NY 10022. With respect to PineBridge, the response to this Item is incorporated by reference to PineBridge’s Form ADV on file with the SEC.

Schroder Investment Management North America Inc.

Schroder Investment Management North America Inc., (“SIMNA”) through its predecessors, has been an investment manager since 1962, and serves as investment adviser to mutual funds and a broad range of institutional investors. Schroders plc, SIMNA’s ultimate parent, is a global asset management company. SIMNA is located at 7 Bryant Park, New York, New York 10018.

Teachers Advisors, LLC

Teachers Advisors, LLC (“Teachers Advisors”) serves as an investment sub-adviser for the Registrant with respect to PFM Multi-Manager Fixed- Income Fund. The principal business address of Teachers Advisors is 730 Third Avenue, 3rd Floor, New York, New York, 10017. With respect to Teachers Advisors, the response to this Item is incorporated by reference to Teachers Advisors’ Form ADV on file with the SEC.

Vaughan Nelson Investment Management, L.P.

Vaughan Nelson Investment Management, L.P. (“Vaughan Nelson”) serves as an investment sub-adviser for the Registrant with respect to PFM Multi-Manager Domestic Equity Fund. The principal business address of Vaughan Nelson is 600 Travis, Suite 3800, Houston, Texas, 77002. With respect to Vaughan Nelson, the response to this Item is incorporated by reference to Vaughan Nelson’s Form ADV on file with the SEC.

WCM Investment Management LLC

WCM Investment Management LLC (“WCM”), serves as a Sub-Adviser to a portion of the PFM Multi-Manager International Equity Fund. The principal business address of WCM is 281 Brooks Street, Laguna Beach, California, 92651.

The Adviser’s and Sub-Advisers’ respective Form ADVs may be obtained, free of charge, at the SEC’s website at www.adviserinfo.sec.gov.

ITEM 32. PRINCIPAL UNDERWRITERS

(a)      PFM Distributors, Inc., with principal offices at 213 Market Street, Harrisburg, Pennsylvania 17101-2141 serves as the Trust’s principal underwriter and also serves as the principal underwriter. PFM Fund Distributors, Inc. currently does not serve as the principal underwriter for any other investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”).

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(b)       To the best of Registrant’s knowledge, the following is a list of the executive officers, directors and partners of PFM Distributors, Inc. (none of the persons set forth below holds a position or office with Registrant):

Name	Position with Underwriter
Kenneth Cameranesi 800 Nicollet Mall Minneapolis, MN 55402	CEO
Jessica McIntosh 505 N 7th Street St. Louis, MO 63101	CFO
Matthew McCarthy 800 Nicollet Mall Minneapolis, MN 55402	Secretary and Chief Legal Officer
Kevin Breen 800 Nicollet Mall Minneapolis, MN 55402	Director
John Molloy 213 Market Street Harrisburg, PA 17101	Director
Jeffrey Walter 428 W. Riverside Avenue Spokane, WA 99201	Chief Compliance Officer
U.S. Bancorp 800 Nicollet Mall Minneapolis, MN 55402	Parent Corporation

(c)       Not applicable.

ITEM 33. LOCATION OF ACCOUNTS AND RECORDS

The books, accounts and other documents required by Section 31(a) under the 1940 Act and the rules promulgated thereunder are maintained as follows:

PFM Asset Management LLC

213 Market Street

Harrisburg, Pennsylvania 17101-2141

(records relating to its function as investment adviser)

State Street Bank and Trust Company

One Lincoln Street

Boston, Massachusetts 02111

(records relating to its function as administrator, custodian and transfer agent)

PFM Fund Distributors, Inc.

213 Market Street

Harrisburg, Pennsylvania 17101-2141

(records relating to its function as principal underwriter)

ITEM 34. MANAGEMENT SERVICES

Not applicable.

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ITEM 35. UNDERTAKINGS

The Registrant shall undertake to file an amendment to this Registration Statement with certified financial statements showing the initial capital received before accepting subscriptions from more than 25 persons.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended, may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described in response to Item 30, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the 1933 Act and has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Harrisburg and Commonwealth of Pennsylvania, on the 29th day of April, 2022.

PFM Multi-Manager Series Trust

/s/ John Spagnola

John Spagnola

Trustee and President of the Trust

Pursuant to the requirements of the 1933 Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE
By: /s/ Bruce Aronow*	Trustee	April 29, 2022
Bruce Aronow
By: /s/ Robert Bernstein*	Trustee	April 29, 2022
Robert Bernstein
By: /s/ Carmen Heredia-Lopez*	Trustee	April 29, 2022
Carmen Heredia-Lopez
By: /s/ Daniel Hess	Treasurer and Principal Financial Officer	April 29, 2022
Daniel Hess
*By: /s/ John Spagnola	President and Principal Executive Officer	April 29, 2022
John Spagnola**

**Attorney-in-fact pursuant to power of attorney.

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EXHIBIT INDEX

Exhibit No.	Description
(e)(1)	Distribution Agreement between Registrant and PFM Asset Management LLC (“PFMAM”) dated December 7, 2021.

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